SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               ASTA FUNDING, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   0462220109
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                                 (CUSIP Number)

                                                 with a copy to:
Mitchell Herman                                  John D. Schupper
Asta Funding, Inc.                               LOWENSTEIN SANDLER PC
Englewood Cliffs, New Jersey 07632               65 Livingston Avenue
(201) 567-5648                                   Roseland, New Jersey  07068
                                                 (973) 597-2500
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 August 15, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              CUSIP NO. 0462220109



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  1)    Names of  Reporting  Persons  I.R.S.  Identification  Nos. of Above
        Persons (entities only):

                  Gary Stern

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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):

       (a)

       (b)

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):PF

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  5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e):
                            Not Applicable

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  6)   Citizenship or Place of Organization:  USA

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       Number of                   7)    Sole Voting Power:           1,116,238*
                                         ---------------------------------------
       Shares Beneficially         8)    Shared Voting Power:             0
                                         ---------------------------------------
       Owned by
       Each Reporting              9)    Sole Dispositive Power:      1,116,238*
                                         ---------------------------------------
         Person   With:           10)    Shared Dispositive Power:        0
                                         ---------------------------------------

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   11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,116,238*

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   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions):
                                 Not Applicable

--------------------------------------------------------------------------------
  13)   Percent of Class Represented by Amount in Row (11):

        28.2%

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  14)   Type of Reporting Person (See Instructions):  IN

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*   Includes a  total of 110,648 shares  of  Asta  Funding,  Inc.  common  stock beneficially owned by two minor children of the reporting person, over which the reporting person has voting and dispositive power.


Item 1.  Security and Issuer

     This statement relates to the Common Stock, par value $.01 per share, of Asta Funding, Inc. ("Shares"). The issuer has its principal executive offices located at 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

Item 2.  Identity and Background

         (a)     Gary Stern
         (b)     210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632
         (c) Chief Executive Officer, Asta Funding, Inc., 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632
         (d)     Criminal convictions:  None
         (e)     Civil proceedings:  None
         (f)     USA

Item 3.  Source and Amount of Funds or Other Consideration

     All funds used by Gary Stern to purchase Shares were derived from his personal funds. The amount of such funds used in making the purchases reported in this Schedule 13D was $83,678 (including $78,678 used to purchase Shares beneficially owned by two minor children of Mr. Stern).

Item 4.  Purpose of Transaction

     The acquisition of the Shares by the reporting person is for investment purposes. The reporting person has no present plans or intentions which would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     Based upon the information contained in the Quarterly Report on Form 10QSB for the period ending December 31, 1997, there are issued and outstanding 3,945,000 Shares. The reporting person beneficially owns 1,116,238 Shares or 28.2% of the Shares. The reporting person has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 1,116,238 Shares. The following table details the transactions by the reporting persons in the Shares in the past sixty (60) days: Gary Stern

  Date                     Quantity          Price           Transaction Type

1/26/98                    10,000            $0.50          Open Mkt. Purchase
1/27/98                    84,600*           $0.93          Open Mkt. Purchase
-----------------
* Purchased on behalf of two minor children of the reporting person.

     No other entity controlled by the reporting person has traded Shares in the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Gary Stern is a director and the chief executive officer and president of Asta Funding, Inc. On August 15, 1997, Mr. Stern, pursuant to a stock purchase agreement (a copy of which is attached hereto as Exhibit A) purchased 891,990 Shares from Asta Group, Incorporated in a private securities transaction.

Item 7.  Material to be filed as Exhibits

     A. Stock Purchase Agreement, dated as of August 15, 1997, between Asta Group, Incorporated and the Purchasers listed on Schedule A hereto.

                                    Exhibit A

                            STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT ("Agreement") is made as of the 15th day of August, 1997, by and among Asta Group, Incorporated, a Delaware corporation with offices located at 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632 (the "Seller") and the parties identified as "Purchasers" on Schedule A hereto, each of which is herein referred to as a "Purchaser."

                              W I T N E S S E T H:

     WHEREAS, the Seller is the owner of 2,252,500 issued and outstanding shares of capital stock of Asta Funding, Inc. (the "Corporation");

     WHEREAS, the Seller desires to sell to the Purchasers and the Purchasers desire to purchase from the Seller all such 2,252,500 shares of capital stock of the Corporation (the "Shares") on the terms and conditions hereinafter set forth;

     NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants herein contained and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

     1. Purchase and Sale of the Shares. Subject to the terms and conditions of this Agreement, each Purchaser agrees, severally, to purchase at the Closing (as defined herein), and the Seller agrees to sell to each Purchaser at the Closing, that number of Shares set forth opposite each Purchaser's name on Schedule A annexed hereto.

     2. Purchase Price; Manner of Payment. The Purchasers shall purchase the Shares for an aggregate purchase price of $788,375.00 United States Dollars (the "Purchase Price"). Payment of the Purchase Price shall be made by each Purchaser delivering to Seller at the Closing a promissory note, substantially in form and substance as that set forth in Schedule B hereto (collectively, the "Promissory Notes"), for such Purchaser's portion of the Purchase Price. Upon receipt by the Seller of the duly executed Promissory Notes, the Seller shall deliver to each Purchaser certificates representing the number of Shares that such Purchaser is purchasing, duly endorsed for transfer to such Purchaser.

     3. Closing. The purchase and sale of the Shares shall take place at the offices of Seller on or about August 15, 1997 or at such other time and place as the Seller and the Purchasers mutually agree upon orally or in writing (the "Closing").

     4. Representations and Warranties of the Seller. The Seller hereby represents and warrants to each Purchaser as follows:

          (a) The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, all of which have been duly authorized by all requisite corporate action. This Agreement has been duly authorized, executed and delivered by the Seller and constitutes a valid and legally binding obligation of the Seller, enforceable in accordance with its terms.

          (b) The Seller currently owns the Shares, free and clear of any and all claims, liens or encumbrances of any kind, except as provided in (i) a Loan and Security Agreement, dated as of November 10, 1995, between the
     Corporation and BankAmerica ("BankAmerica"), as amended (the "Credit Facility") and (ii) the Security Agreement - Stock Pledge, dated as of November 10, 1995, between the Seller and BankAmerica (the "Pledge Agreement"). Except as provided on Schedule C annexed hereto, the Seller has the absolute and unrestricted right, power and capacity to sell the Shares to the Purchasers. There are no voting trust arrangements, shareholder agreements or other agreements granting an option, warrant or right of first refusal with respect to the Shares to any person.

          (c) The Shares are all duly and validly authorized and issued, fully paid and nonassessable, and were issued in accordance with the registration or qualification provisions of the Securities Act of 1933, as amended (the "Act") and any relevant state securities laws.

          (d) The Shares being purchased hereunder by the Purchasers will be free of restrictions on transfer other than restrictions on transfer imposed by (i) the Credit Facility, (ii) the Pledge Agreement and (iii) applicable state and federal securities laws.

          (e) The execution, delivery and performance of this Agreement by the Seller will not violate any provision of law, statute, rule or regulation, or any ruling, writ, injunction, order, judgment or decree of any court, administration agency or other governmental body or conflict with the terms of any agreement, note, indenture, mortgage, contract or instrument to which the Seller is a party, except as provided in Schedule C annexed hereto.

          (f) Except as provided in Schedule C annexed hereto, no consent, approval or authorization of or declaration to, or filing with, any governmental authority or any other person or entity is required for the valid authorization, execution and delivery by the Seller of this Agreement or for the sale of the Shares as contemplated hereby.

     5. Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Seller that:

          (a) Such Purchaser has full power and authority to execute and deliver this Agreement and such Purchaser's Promissory Note and to perform its obligations under each such document. This Agreement and such Purchaser's Promissory Note have been duly authorized, executed and delivered by such Purchaser and constitute valid and legally binding obligations of such Purchaser, each enforceable in accordance with their terms.

          (b) The execution, delivery and performance of this Agreement and such Purchaser's Promissory Note by such Purchaser will not violate any provision of law, statute, rule or regulation, or any ruling, writ, injunction, order, judgment or decree of any court, administration agency or other governmental body or conflict with the terms of any agreement, note, indenture, mortgage, contract or instrument to which the such Purchaser is a party or by which it is bound.

          (c) No consent, approval or authorization of or declaration to, or filing with, any governmental authority or any other person or entity is required for the valid authorization, execution and delivery by such Purchaser of this Agreement or such Purchaser's Promissory Note or for the purchase of the Shares as contemplated hereby.

          (d) This Agreement is made with such Purchaser in reliance upon such Purchaser's representation to the Seller, which by such Purchaser's execution of this Agreement such Purchaser hereby confirms, that the Shares to be received by such Purchaser will be acquired for investment for such Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, such Purchaser further represents that such Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares purchased by the Purchaser.

          (e) Such Purchaser believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Shares, including a Valuation for Asta Group, Incorporated and Related Parties of Fair Market Value of Restricted Common Shares of Asta Funding, Inc. as of August 15, 1997 prepared by Josephberg Grosz & Co., Inc.

          (f) Such Purchaser is (i) an "accredited investor" within the meaning of Securities and Exchange Commission ("SEC") Rule 501 of Regulation D, as presently in effect or (ii) either alone or with its purchaser representative has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the purchase of the Shares and can bear the economic risk of its purchase. If other than an individual, such Purchaser also represents that it has not been organized for the purpose of acquiring the Shares.

          (g) Such Purchaser either alone or with its purchaser representative is familiar with SEC Rule 144, as presently in effect, and understands the holding provisions and resale limitations imposed thereby and by the Act upon the Shares.

          (h) Such Purchaser either alone or with its purchaser representative is aware that the transferability of the Shares is restricted by the Credit Facility and the Pledge Agreement.

          (i) Such Purchaser agrees that it has and will take any and all action required of it so that the transactions contemplated by this Agreement and such Purchaser's Promissory Note are and remain in strict compliance with all laws, rules and regulations applicable hereto and thereto.

     6. Consent of BankAmerica and the Corporation. The respective obligations of the Seller and the Purchasers to consummate the transactions contemplated by this Agreement and the Promissory Notes shall be subject to the fulfillment at or prior to the Closing of the condition that BankAmerica and the Corporation consent in writing to the sale of the Shares hereby.

     7. Survival of Representations and Warranties. All representations, warranties, covenants and agreements made in this Agreement or in the Promissory Notes by the Seller or the Purchasers shall survive the Closing and any investigation made by or on behalf of the parties hereto.

     8. Indemnification. The Seller and each of the Purchasers agree to and do hereby indemnify and hold each other harmless from and against any claims, losses, expenses, obligations, deficiencies, liabilities and lawsuits (including but not limited to reasonable attorneys' fees) which arise or result from the material inaccuracy of any representation or warranty made herein or the breach of any agreement hereunder or under the Promissory Notes. The Seller and the Purchasers shall be entitled to resort to the indemnification provided for in this Agreement from time to time, without waiving their respective right to seek any other remedy available under law.

     9. Entire Agreement; No Modification. This Agreement, including the Schedules hereto, and the Promissory Notes represent the entire understanding of the parties regarding the subject matter hereof and supersede all previous oral and written agreements between the parties regarding the subject matter hereof. No modification of this Agreement or of the Promissory Notes shall be valid unless made in writing and signed by each party thereto.

     10. Headings. The captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

     11.   Counterparts.   This  Agreement  may  be  executed  in  two  or  more
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures hereon may be evidenced by facsimile transmissions.


     12. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and such balance shall be enforceable in accordance with its terms.

     13. Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

     14. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of New Jersey, without regard to conflict of laws provisions thereof.



     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.



                                                ASTA GROUP, INCORPORATED



                                                By:____________________________
                                                   Name:
                                                   Title:



                                                PURCHASERS:


                                                 _______________________________
                                                 Arthur Stern


                                                ARTHUR STERN 1995 ANNUITY TRUST


                                                By:_____________________________
                                                   Judith Feder, Trustee


                                                   _____________________________
                                                   Gary Stern


                                                   _____________________________
                                                   Emily Stern


                                                   _____________________________
                                                   Ricky Stern


                                                   _____________________________
                                                   Barbara Marburger


                                                   _____________________________
                                                   Ari Marburger


                                                   _____________________________
                                                   Steven Marburger


                                                   _____________________________
                                                   Eli Marburger


                                                   _____________________________
                                                   Esther Marburger


                                                   _____________________________
                                                   Tzvi Marburger


                                                   _____________________________
                                                   Shira Marburger


                                                   _____________________________
                                                   Aviva Marburger


                                                   _____________________________
                                                   Mitchell Herman

                                   SCHEDULE A

                                   PURCHASERS



         Name of Purchaser                               No. of Shares Purchased

         Arthur Stern                                            516,470
         Arthur Stern 1995 Annuity Trust                         139,114
         Gary Stern                                              891,990
         Emily Stern                                              55,324
         Ricky Stern                                              55,324
         Barbara Marburger                                       170,634
         Ari Marburger                                            58,364
         Steven Marburger                                         55,324
         Eli Marburger                                            58,364
         Esther Marburger                                         58,364
         Tzvi Marburger                                           56,745
         Shira Marburger                                          55,324
         Aviva Marburger                                          59,985
         Mitchell Herman                                          21,174
                                                               -----------

                                                               2,252,500

                                   SCHEDULE B

                             FORM OF PROMISSORY NOTE



                                    Attached

                                   SCHEDULE C


     1. Asta Funding, Inc. ("Asta") has entered into a Loan and Security Agreement, dated November 10, 1995, as amended ("Credit Facility"), with BankAmerica Business Credit, Inc. ("BankAmerica") pursuant to Section 11.1 of which an event of default would occur should Asta Group, Incorporated cease to own at least 51% of the issued and outstanding voting stock of Asta. The sale of the Shares by the Seller is restricted by the Credit Facility. Pursuant to
Section 13.2 of the Credit Facility, both Asta and BankAmerica may consent in writing to the departure of the aforementioned provision. Accordingly, the consent of BankAmerica and Asta is required to consummate the transactions contemplated by this Agreement.

     2. The Seller has entered into a Security Agreement-Stock Pledge, dated as of November 10, 1995 (the "Pledge Agreement") with BankAmerica pursuant to which all of the Shares are pledged to BankAmerica as collateral for Asta's obligations under the Credit Facility.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                              March 10, 1998


                                                              /s/ Gary Stern
                                                              Gary Stern


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).